# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lucid Diagnostics Inc., CIK 0001799011
CUSIP: 54948X109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 10/09/2025
Amends the filing with accession number 0001493152-21-026551
Filed by CIK 0001624326
Persons authorized to receive notices and communications: Lishan Aklog, M.D., 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017, 917-813-1828

## Reporting persons
- PAVmed Inc. (CIK 0001624326): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 38,816,903; shared voting power 0; sole dispositive power 31,302,444; shared dispositive power 0; aggregate amount beneficially owned 38,816,903 (28.3% of the class)
  Comment: This Amendment No. 5 (this "Amendment") to the Schedule 13D, which was originally filed on October 27, 2021 and was previously amended on December 2, 2022, February 2, 2024, February 20, 2024 and December 12, 2024 (as amended to date, this "Schedule 13D"), is filed on behalf of PAVmed Inc., a Delaware corporation (the "Reporting Person"), with respect to the common stock, par value $0.001 per share ("Common Stock"), of Lucid Diagnostics Inc. (the "Issuer"). Except as modified or supplemented by this Amendment, the Schedule 13D as in effect prior to this Amendment remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as in effect prior to this Amendment.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lucid Diagnostics Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The executive officers and directors of the Reporting Person are Lishan Aklog, M.D., Chairman and Chief Executive Officer, Dennis M. McGrath, President and Chief Financial Officer, Shaun O'Neil, Chief Operating Officer, Michael A. Gordon, General Counsel, Michael J. Glennon, Vice Chairman, and Sundeep Agrawal, M.D., Tim Baxter, Ronald M. Sparks, and Debra J. White, each a member of the board of directors (the "Principals").
Residence or business address: The address of the principal office of the Reporting Person and the business address of each of the Principals is 360 Madison Avenue, 25th Floor, New York, New York 10017.
Present principal occupation or employment: The Reporting Person is a diversified commercial-stage medical technology company operating in the medical device, diagnostics, and digital health sector. The Principals are the executive officers and directors of the Reporting Person. Dr. Aklog also serves as the Chairman and Chief Executive Officer of the Issuer, Mr. McGrath also serves as the Chief Financial Officer of the Issuer, Mr. O'Neil also serves as President and Chief Operating Officer of the Issuer, Mr. Gordon also serves as General Counsel of the Issuer, and Mr. Sparks and Ms. White also serve as members of the board of directors of the Issuer.
Criminal convictions in the last five years: None of the Reporting Person or the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Person or the Principals has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware corporation. Each of Dr. Aklog, Mr. McGrath, Mr. O'Neil, Mr. Gordon, Mr. Glennon, Dr. Agrawal, Mr. Baxter and Mr. Sparks is a citizen of the United States. Ms. White is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 20, 2025, the Issuer granted to each of Dr. Aklog, Mr. McGrath, Mr. O'Neil and Mr. Gordon, in his capacity as an officer of the Issuer, a restricted stock award covering 300,000 shares of Common Stock. Each of the awards vests on May 30, 2028, subject to acceleration in certain circumstances. These individuals did not pay any consideration for the awards.

On February 20, 2025, the Issuer granted to each of Mr. Sparks and Ms. White, in his or her capacity as a director of the Issuer, a restricted stock award covering 112,800 shares of Common Stock. Each of the awards vests on May 30, 2028, subject to acceleration in certain circumstances. These individuals did not pay any consideration for the awards.

On September 25, 2025, a trust controlled by Mr. Glennon purchased 129,000 shares of Common Stock in open market transactions at a weighted average price per share of approximately $1.04 per share, for an aggregate purchase price of $133,782.70. Mr. Glennon used his personal funds for the purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the parent company of the Issuer. As a result of its ability to vote 28.3% of the Common Stock (and an estimated 27.2% of all the capital stock of the Issuer), the Reporting Person has the power to significantly influence the election of directors and all other matters that would require the vote of the outstanding shares of capital stock of the Issuer. Subject to the restrictions on transfer described in Item 6, the Reporting Person or any of the Principals, respectively, may acquire additional securities of the Issuer and may sell all or a portion of the securities then held in the open market or in privately negotiated transactions, although none of the Reporting Person or the Principals has any present intention to acquire or sell any securities of the Issuer except as described in Item 6. Each of the Reporting Person and each of the Principals, respectively, intends to review its ownership of the Issuer on a continuing basis. Any actions the Reporting Person or any Principal might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person, the Principals and/or the Issuer.

Other than as described above, and except in accordance with the Reporting Person's role as the parent company of the Issuer and the Principals' roles as officers and directors of the Reporting Person and the Issuer, the Reporting Person and Principals do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person:
38,816,903 shares, 28.3%

Dr. Aklog:
1,541,627 shares, 1.1%

Mr. McGrath:
1,393,569 shares, 1.0%

Mr. O'Neil:
876,763 shares, 0.6%

Mr. Gordon:
900,000 shares, 0.7%

Mr. Glennon:
422,432 shares, 0.3%

Dr. Agrawal:
0 shares, 0.0%

Mr. Baxter:
0 shares, 0.0%

Mr. Sparks:
504,376 shares, 0.4%

Ms. White:
440,716 shares, 0.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person:
Sole voting power: 38,816,903 shares
Sole dispositive power: 31,302,444 shares
Shared voting and dispositive power: 0 shares

Dr. Aklog:
Sole voting power: 0 shares
Sole dispositive power: 1,541,627 shares
Shared voting and dispositive power: 0 shares

Mr. McGrath:
Sole voting power: 0 shares
Sole dispositive power: 1,393,569 shares
Shared voting and dispositive power: 0 shares

Mr. O'Neil:
Sole voting power: 0 shares
Sole dispositive power: 876,763 shares
Shared voting and dispositive power: 0 shares

Mr. Gordon:
Sole voting power: 0 shares
Sole dispositive power: 900,000 shares
Shared voting and dispositive power: 0 shares

Mr. Glennon:
Sole voting and dispositive power: 422,432 shares
Shared voting and dispositive power: 0 shares

Dr. Agrawal:
Sole voting and dispositive power: 0 shares
Shared voting and dispositive power: 0 shares

Mr. Baxter:
Sole voting and dispositive power: 0 shares
Shared voting and dispositive power: 0 shares

Mr. Sparks:
Sole voting and dispositive power: 504,376 shares
Shared voting and dispositive power: 0 shares

Ms. White:
Sole voting and dispositive power: 440,716 shares
Shared voting and dispositive power: 0 shares
Transactions in the class effected during the past sixty days: None, except as described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: None, except the holders of the shares of Common Stock covered by the voting proxies described in Item 6 have the right to receive dividends thereon and proceeds from the sale thereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person entered into an agreement, dated as of October 9, 2025 ("Voting Agreement"), with a stockholder of the Issuer, pursuant to which such stockholder granted the Reporting Person a voting proxy over the shares of the Issuer's capital stock owned by such person, covering shares of Common Stock representing 3,177,500 votes and other shares of capital stock representing 3,862,911 votes. The Reporting Person previously entered into voting agreements with certain of the officers of the Issuer, covering shares of Common Stock representing 4,336,959 votes.

The Reporting Person also is party to (i) an exchange agreement with the holder of all its outstanding 7.875% Senior Secured Convertible Notes Due 2025 (the "Holder"), dated November 15, 2024 (the "Debt Exchange Agreement"), (ii) a security and pledge agreement with the Holder, dated as of April 4, 2022 (the "Security and Pledge Agreement"), (iii) a management services agreement with the Issuer, dated as of May 12, 2018 and most recently amended as of May 12, 2025 (the "MSA"), and (iv) a payroll and benefit expense reimbursement agreement with the Issuer, dated as of November 30, 2022 (the "PBERA"), each of which contain obligations relating to the acquisition, transfer or voting of the Common Stock. In addition, the Reporting Person undertook certain voting obligations in connection with the sale by the Issuer of convertible notes pursuant to a securities purchase agreement, dated as of November 12, 2024 (the "Issuer Note SPA"). The Debt Exchange Agreement and Security and Pledge Agreement are described in the Reporting Person's Current Reports on Form 8-K filed on April 4, 2022 and November 21, 2024, the MSA and PBERA are described in the Issuer's Annual Report on Form 10-K filed on March 24, 2025, and the obligations in connection with the Issuer Note SPA are described in Amendment No. 4 to this Schedule 13D filed on December 12, 2024, and such descriptions are incorporated herein by reference.

Certain of the Principals have been granted restricted stock and/or stock option awards as compensation by the Issuer, which awards provide for the acquisition of Common Stock in the case of the options, and which awards are subject to vesting and restrictions on transfer, all pursuant to the applicable award agreement. In addition, in connection with an underwritten offering of Common Stock by the Issuer on September 10, 2025, each of Dr. Aklog, Mr. McGrath, Mr. O'Neil, Mr. Gordon, Mr. Sparks and Ms. White entered into a lockup agreement, providing for restrictions on transfer of the Common Stock held by them for a period of 45 days.

The foregoing summaries of the Voting Agreements, Debt Exchange Agreement, Security and Pledge Agreement, MSA and PBERA are qualified in their entirety by reference to the full text of the agreements, which are attached or incorporated by reference as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Voting Agreement (attached)
99.2 Debt Exchange Agreement
(https://www.sec.gov/Archives/edgar/data/0001624326/000149315224047156/ex10-1.htm)
99.3 Security and Pledge Agreement
(https://www.sec.gov/Archives/edgar/data/0001624326/000149315222009057/ex10-2.htm)
99.4.1 MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315221024865/ex10-4_1.htm)
99.4.2 Eight Amendment to MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315224011161/ex10-4_9.htm)
99.4.3 Ninth Amendment to MSA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315224031168/ex10-2.htm)
99.5 PBERA
(https://www.sec.gov/Archives/edgar/data/1799011/000149315222034355/ex10-2.htm)

## Signatures
- PAVmed Inc.: /s/ Lishan Aklog, M.D., Lishan Aklog, M.D. (10/10/2025)